Exhibit 99.(a)(1)(L)

CANADIAN HR WEBSITE

Synopsys Launches Tender Offer For Stock Options Held by Canadian Employees

As many of you know, employees may be entitled to claim an offsetting tax deduction of up to 50% from the taxable benefit resulting from the exercise of an option.  However, in order to claim the deduction, the amount paid by the employee to acquire the shares may not be less than the fair market value of the shares at the time at which the option was granted.

As a result of unintended consequences of a former option grant process, Synopsys issued discounted options between July 13, 1999 and August 17, 2005, rendering these options ineligible to obtain the preferential tax treatment.  Synopsys has taken two actions to help resolve this problem:

First, on behalf of affected employees, Synopsys will offer to settle all back taxes (including penalties (if applicable) and interest) resulting solely from the deductions incorrectly taken as a result of exercising these discounted options on or before July 11, 2007.  Details about Synopsys’ proposed settlement with the Canadian tax authorities will be separately communicated to those employees who exercised options.

Second, today Synopsys launched a tender offer to amend unexercised discounted options to eliminate the discount. While the new exercise price would be higher, between U.S. $0.05 and U.S. $2.38 per share higher, depending on the date of grant, this should permit future gains on exercise to be eligible for up to a 50% deduction.  It is each affected employee’s choice whether or not to participate in the tender offer.

Not all employees are affected by this situation. U.S. employees were affected by a similar negative tax consequence and were already provided with a similar opportunity to eliminate the discount in order to avoid negative United States tax consequences.  This tender offer is focused on Canadian employees and addresses tax consequences under the Income Tax Act (Canada).  All affected employees will receive direct communications from Shareholder Services, so if you haven’t received these communications, then you are not affected.

For those who are impacted by this treatment, please watch for an email as well as hard-copy materials being delivered to you that explain the details of the tender offer and how you can participate.

In addition, below are some Frequently Asked Questions that will provide additional information about the tax consequences and our cure program.

Finally, we will be holding two employee meetings to further inform affected employees about this issue and the tender offer process.

What is a Tender Offer?

A tender offer is an offer to employees to exchange, amend or cancel something of value. Here, Synopsys is offering to amend a portion of stock option grants previously granted at a discount to increase their exercise price to the fair market value of Synopsys’ stock on the correct accounting measurement date for those options in order to enable employees to take advantage of preferential tax treatment permitted under the Income Tax Act (Canada).

What preferential treatment can be gained when exercising non-discounted options?

When an option holder exercises an option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be a taxable employment benefit to the option holder. Subject to the possible availability of an election to defer recognition of the benefit that is beyond the scope of this discussion, this employment benefit is included in the employee’s income and is subject to federal and provincial income tax in Canada in the year in which the option is exercised. However, the employee may be entitled to claim an offsetting deduction in computing taxable income, equal to one-half of the taxable benefit, provided that the amount paid by the employee to acquire the shares is not less than the fair market value of the shares at the time at which the option was granted.

Which Synopsys stock options are a part of the Tender Offer?

Options granted on the dates below that have not yet been exercised are subject to our Tender Offer.

GRANT DATES OF DISCOUNTED OPTIONS

July 13, 1999	February 21, 2002	March 11, 2003	August 19, 2004	March 11, 2005
February 12, 2001	June 11, 2002	April 15, 2003	October 15, 2004	May 16, 2005
March 28, 2001	September 19, 2002	September 15, 2003	December 10, 2004	July 11, 2005
July 11, 2001	February 18, 2003	July 16, 2004	January 13, 2005	August 17, 2005
August 23, 2001

Why are these options discounted?

Prior to late 2005, we granted options to employees on a monthly basis.  Since stock prices change daily, in order to ease the impact on employees hired throughout the month, we granted those options at the lowest closing price of the week in which they were granted.  This caused the options to be “discounted” for tax and accounting purposes.

Isn’t this the same as option backdating?

We do not believe this process is the type of “option backdating” you may have read about in the press. Also, this process was not used to grant options to executive officers of Synopsys.

What happens to my options if I participate in the Tender Offer?

If you accept our offer to amend your options, then we will increase the exercise price to the fair market value of our stock on the accounting measurement date, which is the date for financial statement purposes that we granted your option. The amount of the increase ranges from $0.05 to $2.38 per share. We will NOT change the vesting schedule of your options or its terms.

As part of the Tender Offer, will Synopsys repay me the discount that I am giving up if I participate?

No, the Tender Offer is only an offer to increase the exercise price of affected options in order to become eligible to obtain preferential tax treatment under the Income Tax Act (Canada).

If I participate in the Tender Offer, will that fix the tax problem?

Although there is no direct guidance on this point, we believe that amending the affected options as described in our Tender Offer materials should make the options eligible to obtain preferential tax treatment under the Income Tax Act (Canada) for future exercises.

What happens if I don’t participate in the Tender Offer?

In that case, your affected options will not be amended to eliminate the discount and you will not be able to entitled to claim up to a 50% offsetting tax deduction from income earned through the exercise of these Eligible Options and you will be responsible for all income taxes on the full amount of the employment benefit upon exercise. In addition, Synopsys will be required to report the amount of the employment benefit as not eligible for up to a 50% deduction on your Form T-4, and to withhold income taxes based on the full amount of the employment benefit upon exercise of Eligible Options.

How do I participate in the Tender Offer?

Look for an email from Synopsys as well as hard-copy materials being delivered to you that will allow you to elect whether or not to participate.

I received an option on one of the dates given above, but I haven’t received an email or documentation. How do I know if I should receive one?

If you do not receive an email or documentation, that is probably because (1) you do not hold any discounted options or (2) all of your discounted options were exercised by July 11, 2007. If you still believe that you still hold discounted options, please call Erika Varga McEnroe, Associate General Counsel, Monday through Friday at 650-584-4241 during the hours of 9:00 a.m. to 6:00 p.m., Pacific Time.

How is the Tender Offer related to the Voluntary Disclosure and Settlement Procedure that was announced on July 11, 2007?

The Tender Offer and the Voluntary Disclosure and Settlement procedure both address the discounted options granted by Synopsys.  The Tender Offer is an offer by Synopsys to amend unexercised discounted stock options to enable you to take up to a 50% deduction for exercises occurring in the future, after those options are amended.  The Voluntary Disclosure and Settlement offer addresses options that were already exercised prior to 2007.

How do I learn more?

To learn more about the Tender Offer and the Voluntary Disclosure and Settlement procedure, please attend one of the two employee meetings.  You may participate in person or via webcast.   The meeting information is set forth below:

Wednesday, July 18, 2007 - 10:00 a.m. EDT

Casa Loma meeting room, Mississauga

https://synopsys.webex.com/mw0304l/mywebex/default.do?siteurl=synopsys&service=0

Meeting Number: 336 918 837

Passcode:  toffer1

Teleconference:  888 635-9997; Participant Code:  214105

Thursday, July 19, 2007 - 1:00 p.m. EDT

Laurier meeting room, Nepean/Ottawa

https://synopsys.webex.com/mw0304l/mywebex/default.do?siteurl=synopsys&service=0

Meeting Number: 332 107 228

Passcode: toffer2

Teleconference:  888 635-9997; Participant Code:  214105